                                  Form 6-K/A

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                      Report of Foreign Private Issuer
                    Pursuant to Rule 12a-16 or 15d-16 of
                     the Securities Exchange Act of 1934


                                May 18, 2000

                         Commission File No 0-26498

                           NUR MACROPRINTERS LTD.
           (Exact Name of Registrant as specified in its Charter)

                               Not Applicable
               (Translation of Registrant's Name into English)

                            6 David Navon Street
                              Moshav Magshimim
                                56910 Israel
                  (Address and principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-f or Form 40-f.

                         Form 20-F /X/ Form 40-F / /

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-b(b) under the Securities Exchange Act of 1934.

                              Yes / /    No /X/

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

Financial Statements and Pro Forma Financial Information filed herewith.

(a) Financial Statements of Business Acquired.

Combined financial statements of Salsa Digital Group, as defined in Note 1 thereto, including the following, are included as a part of this Form 6-K/A:

         o  Report of Independent Auditors
         o Combined Balance Sheets for the years ended December 31, 1998 and December 31, 1999 and for the six months ended June 30, 2000 (unaudited)
         o  Combined Statements of Operations for the years ended
            December 31, 1997, December 31, 1998 and December 31, 1999, and for the six months ended June 30, 1999 (unaudited) and June 30, 2000 (unaudited).
         o Statements of Changes in Partners' Account, balance as of January 1, 1997, December 31, 1997, December 31, 1998,
            December 31, 1999 and June 30, 2000 (unaudited)
         o  Combined Statements of Cash Flows for the years ended
            December 31, 1997, December 31, 1998 and December 31, 1999, and for six months ended June 30, 1999 (unaudited) and June 30, 2000 (unaudited)
         o  Notes to Combined Financial Statements

(b) Pro Forma Financial Information

Unaudited pro forma condensed financial statements of the Registrant giving effect to the acquisition of Salsa Digital Group, including the following are included as a part of this Form 6-K/A and are incorporated herein by this reference:

          o  Unaudited Pro Forma Combined Condensed Balance Sheet at
             June 30, 2000

          o Unaudited Pro Forma Combined Condensed Statement of Operations for the six months ended June 30, 2000 and for the year ended December 31, 1999

          o  Notes to Unaudited Pro Forma Combined Condensed Financial
             Statements

                           SALSA DIGITAL GROUP


                      COMBINED FINANCIAL STATEMENTS


                           AS OF JUNE 30, 2000


                             IN U. S. DOLLARS




                                  INDEX


                                                                  PAGE
                                                              -------------

REPORT OF INDEPENDENT AUDITORS                                    F-2

COMBINED BALANCE SHEETS                                        F-3 - F-4

COMBINED STATEMENTS OF OPERATIONS                                 F-5

STATEMENTS OF CHANGES IN PARTNERS' ACCOUNT                        F-6

COMBINED STATEMENTS OF CASH FLOWS                                 F-7

NOTES TO COMBINED FINANCIAL STATEMENTS                        F-8 - F- 16





                             - - - - - - - - - - - -

ERNST & YOUNG [LOGO]
                            -- KOST FORER & GABBAY     -- Phone: 972-3-6232525
                               3  Aminadav  St.           Fax: 972-3-5622555
                               Tel-Aviv 67899, Israel


                         REPORT OF INDEPENDENT AUDITORS

                               SALSA DIGITAL GROUP




      We have audited the accompanying combined balance sheets of Salsa Digital Group ("The Group" as listed in Note 1) as of December 31, 1998 and 1999 and the related combined statements of operations, changes in partners' account and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of the Group as of December 31, 1998 and 1999 and the combined results of its operations and cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.





Tel-Aviv, Israel                                     KOST FORER & GABBAY
August 15, 2000                          A Member of Ernst & Young International

                                                             SALSA DIGITAL GROUP
COMBINED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                        DECEMBER 31,
                                                   --------------------   June 30,
                                                      1998       1999       2000
                                                   ---------  ---------  ---------
                                                                         UNAUDITED
                                                                         ---------
    ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                        $     157  $     256  $   1,726
  Trade receivables (net of allowance for
    doubtful accounts: $ 781, $ 1,200, and
    $ 985 as of December 31, 1998 and 1999
    and June 30, 2000, respectively)                   4,436      4,051      5,948
  Other accounts receivable and prepaid
    expenses (Note 3)                                  1,064        739        542
  Inventories (Note 4)                                 7,305      5,744      3,844
                                                   ---------  ---------  ---------

TOTAL current assets                                  12,962     10,790     12,060
                                                   ---------  ---------  ---------

LONG-TERM INVESTMENTS:
Long-term trade receivable                               198          -          -
Long-term lease deposit                                   47         53         53
                                                   ---------  ---------  ---------

TOTAL long-term investments                              245         53         53
                                                   ---------  ---------  ---------

PROPERTY AND EQUIPMENT, NET (Note 5)                   1,815      2,536      2,216
                                                   ---------  ---------  ---------

TOTAL assets                                        $ 15,022   $ 13,379   $ 14,329
                                                   =========  =========  =========



The accompanying notes are an integral part of the combined financial statements.

                                                             SALSA DIGITAL GROUP
COMBINED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS




                                                                   DECEMBER 31,
                                                          -----------------------------         June 30,
                                                             1998                1999             2000
                                                          ---------           ---------        ---------
                                                                                               UNAUDITED
                                                                                               ---------
   LIABILITIES AND PARTNERS' ACCOUNT

CURRENT LIABILITIES:
  Short-term bank credit                                 $     342         $       -         $       -
  Trade payables                                             1,981             2,413             2,090
  Accrued expenses and other liabilities (Note 6)            2,603             2,397             2,146
  Customer advances                                            754               808             1,037
                                                         ---------         ---------         ---------

TOTAL current liabilities                                    5,680             5,618             5,273
                                                         ---------         ---------         ---------

PARTNERS' ACCOUNT                                            9,342             7,761             9,056
                                                         ---------         ---------         ---------

TOTAL liabilities and partners' account                  $  15,022         $  13,379         $  14,329
                                                         =========         =========         =========


The accompanying notes are an integral part of the combined financial statements.

                                                             SALSA DIGITAL GROUP
COMBINED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                        YEAR ENDED           SIX MONTHS ENDED
                                                       DECEMBER 31,               JUNE 30,
                                         ------------------------------    -------------------
                                            1997       1998       1999        1999        2000
                                         --------   --------   --------    --------   --------
                                                                                 UNAUDITED
                                                                           -------------------
Sales                                    $ 13,049   $ 24,906   $ 33,070    $ 15,598   $ 17,498
Cost of sales                               5,844     14,250     19,556       8,980     10,462
                                         --------   --------   --------    --------   --------

Gross profit                                7,205     10,656     13,514       6,618      7,036
                                         --------   --------   --------    --------   --------

Operating expenses:
  Research and development                    243        690      1,844         922        591
  Selling and marketing                     3,071      4,015      5,053       2,686      3,679
  General and administrative                  949      2,870      6,402       2,566      1,762
  Impairment of property and equipment         --         --         --          --        288
                                         --------   --------   --------    --------   --------

TOTAL operating expenses                    4,263      7,575     13,299       6,174      6,320
                                         --------   --------   --------    --------   --------

Operating income                            2,942      3,081        215         444        716
Financial expenses (income), net              184        263        202         151        (45)
                                         --------   --------   --------    --------   --------

                                            2,758      2,818         13         293        761
Taxes on income                                --         47         45           2         34
                                         --------   --------   --------    --------   --------

Net income (loss)                        $  2,758   $  2,771   $    (32)   $    291   $    727
                                         ========   ========   ========    ========   ========



The accompanying notes are an integral part of the combined financial statements.

                                                             SALSA DIGITAL GROUP

STATEMENTS OF CHANGES IN PARTNERS' ACCOUNT
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                      PARTNERS'
                                                                      ACCOUNT
                                                                      --------

Balance as of January 1, 1997                                         $  4,848

  Accrued interest on partners` account                                   (184)
  Contribution from partners                                               446
  Net income                                                             2,758
                                                                      --------

Balance as of December 31, 1997                                          7,868

  Accrued interest on partners` account                                   (270)
  Distribution to partners                                              (1,027)
  Net income                                                             2,771
                                                                      --------

Balance as of December 31, 1998                                          9,342

  Accrued interest on partners` account                                   (207)
  Distribution to partners                                              (1,342)
  Net loss                                                                 (32)
                                                                      --------

Balance as of December 31, 1999                                          7,761

  Contribution from partners (unaudited)                                   568
  Net income (unaudited)                                                   727
                                                                      --------

Balance as of June 30, 2000 (unaudited)                               $  9,056
                                                                      ========





The accompanying notes are an integral part of the combined financial statements.

                                                       SALSA DIGITAL GROUP

COMBINED STATEMENTS OF CASH FLOWS
-------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                         YEAR ENDED              SIX MONTHS ENDED
                                                        DECEMBER 31,                 JUNE 30,
                                               ------------------------------- ---------------------
                                                 1997       1998      1999       1999       2000
                                               ---------  --------- ---------- ---------- ----------
                                                                                    UNAUDITED
                                                                               ---------------------

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                              $ 2,758    $ 2,771   $   (32)   $   291    $   727
Adjustments to reconcile net
  income (loss) to net cash
  provided by operating activities:
  Depreciation                                     652        548       624        283        243
  Impairment of property and equipment               -          -         -          -        288
  Decrease (increase) in trade
    receivables and long-term
    trade receivables, net                      (2,732)       318       583       (189)    (1,897)
  Decrease (increase) in other accounts
    receivable and prepaid expenses                 91     (1,025)      325        502        197
  Decrease (increase) in inventories            (1,075)    (3,506)    1,561       (240)     1,900
  Increase (decrease) in trade payables            (22)       983       432        706       (323)
  Increase (decrease) in accrued expenses
    and other liabilities                          844      1,160      (206)      (644)      (251)
  Increase in customer advances                      -        754        54          8        229
  Accrued interest on partners' account           (184)      (270)     (207)      (147)         -
                                               ---------  --------- ---------- ---------- ----------

Net cash provided by operating activities          332      1,733     3,134        570      1,113
                                               ---------  --------- ---------- ---------- ----------

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment                (778)      (844)   (1,345)      (180)      (211)
Investment in long-term lease deposit                -        (47)       (6)        (6)         -
                                               ---------  --------- ---------- ---------- ----------

Net cash used in investing activities             (778)      (891)   (1,351)      (186)      (211)
                                               ---------  --------- ---------- ---------- ----------

CASH FLOWS FROM FINANCING ACTIVITIES:

Contribution from (distribution to)
    partners                                       446      (1,027)   (1,342)        47        568
Short-term bank credit, net                          -         342      (342)      (342)         -
                                               ---------  --------- ---------- ---------- ----------

Net cash provided by (used in)
    financing activities                           446        (685)   (1,684)      (295)       568
                                               ---------  --------- ---------- ---------- ----------

Increase in cash and cash equivalents                -         157        99         89      1,470

Cash and cash equivalents at the
    beginning of the period                          -           -       157        157        256
                                               ---------  --------- ---------- ---------- ----------

Cash and cash equivalents at
    the end of the period                       $    -     $   157   $   256    $   246   $   1,726
                                               =========  ========= ========== ========== ==========


The accompanying notes are an integral part of the combined financial statements.

                                                             SALSA DIGITAL GROUP
NOTES TO COMBINED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 1:-  GENERAL

          Salsa Digital Group ("the Group" or "Salsa") is engaged in the development, manufacturing and selling of digital printing systems for on-demand, short-run, wide format and super wide format printing, and also in selling of related consumable products.

          The Group operates in the U.S. in a form of a partnership ("The Partnership"), in Japan through a subsidiary of the Partnership, and in Brazil through a company held by the partners (the combined company). The Group's operations in Belgium are conducted in a form of a branch of the Partnership, while the operations in China and Dubai are conducted in a form of representative offices. The accompanying financial statements refer to the combined Group.

          In 1978, Sign-Tech, the predecessor of the Group, was founded by the Gandy family in Toronto, and was engaged in the manufacturing of extrusions used for black-lit acrylic signs. Later it expanded its operations also to the manufacturing of ink, substrates and ink-jet printers.

          In 1986, Sign-Tech was listed on the Toronto Stock Exchange, until its bankruptcy in 1992.

          In 1993, the Gandy family repurchased the operations from the trustee, and started operating in the form of a partnership, with worldwide branches and companies under the partnership and the partners' control.

          On February 29, 2000, the family, in two separate transactions, sold the extrusion and substrates operations and the Sign-Tech name, and continued the ink and ink-jet printers operations in a new partnership, Salsa Digital Group.

          On May 17, 2000 the Partnership and its related entities entered into an acquisition agreement with Nur Macroprinters Ltd. ("Nur") and its subsidiaries. According to the agreement, Nur and its subsidiaries acquired as of July 3, 2000, all the assets and assumed liabilities of the Group, in a total of $ 30 million, $ 20 million in cash and the rest in 666,667 ordinary shares of Nur.

          The acquired assets included: cash and cash equivalents, trade receivables, inventories, machinery and equipment, shares of a subsidiary in Japan, intellectual property, rights and interest in existing contracts, leases, permits and other instruments, prepaid expenses and the license rights to manufacture and market existing products. The liabilities assumed included: accounts payable, accrued expenses, deferred revenues, and other related liabilities.

          Since, as discussed above, Sign-Tech went through many changes, as well as legal changes, during the periods presented, management is of the opinion that it is more meaningful to present only the financial statements of the Salsa's operations acquired by Nur. Therefore, these financial statements refer to the carved-out, acquired ink and ink-jet printer operations, purchased by Nur and its subsidiaries.

                                                             SALSA DIGITAL GROUP
NOTES TO COMBINED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 2:   SIGNIFICANT ACCOUNTING POLICIES

          The Group's combined financial statements have been prepared in accordance with generally accepted accounting principles in the United States.

          a.   Basis of presentation:

               These financial statements include the acquired ink and ink-jet printers operations of the Group, as well as the related assets and liabilities.

               Certain items in the statements of operations have been recorded on a direct cost basis. Such items include: revenues from sales of ink and ink-jet printers, cost of revenues, selling, advertising and sales promotion costs, and certain general and administrative expenses (mainly bad debts).

               Certain selling and general expenses have been allocated to the Group proportion to the Group's sales. Management believes that such allocation method is reasonable in the circumstances. The financial information included in the financial statements does not necessarily reflect the financial position and results of operations of the Group if it had been a separate, stand-alone company during the reported periods.

          b.   Use of estimates:

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

          c.   Financial statements in U.S. dollars:

               The accompanying combined financial statements have been prepared in U.S. dollars. Since the U.S. dollar is the primary currency in the economic environment in which the Group operates, the U.S. dollar is its functional and reporting currency.

               The Group's transactions and balances denominated in U.S. dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured into U.S. dollars in accordance with Statement 52 of the Financial Accounting Standards Board ("FASB") "Foreign Currency Translation". All transaction gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statement of operations as financial income or expenses, as appropriate.

                                                             SALSA DIGITAL GROUP
NOTES TO COMBINED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


          d.   Principles of combination:

               The combined financial statements include the accounts of the Partnership (including the representative offices in China and Dubai), its subsidiary in Japan, its branch in Belgium, and the company in Brazil, owned by the partners but operated under the control of the Group. All Group transactions and balances, including profits from Group sales not yet realized outside the Group, have been eliminated in combination.

          e.   Cash equivalents:

               The Group considers all highly liquid investments originally purchased with maturities of three months or less to be cash equivalents.

          f.   Inventories:

               Inventories are stated at the lower of cost or market value. The Group annually reviews the inventory for obsolescence, based on the sales activity of its products, and provides a reserve where appropriate. Cost is determined as follows:

               Raw materials - using the "first in, first out" method.

               Work-in-progress and finished products - includes materials, labor and manufacturing overhead costs.

          g.   Property and equipment:

               These assets are stated at cost, net of accumulated depreciation.

               Depreciation is calculated using the straight-line method over the estimated useful lives of the assets.

               The annual depreciation rates are as follows:
                                                                 %
                                                    -------------------------

               Machinery and industrial equipment             10 - 33
               Office furniture and equipment                    10
               Leasehold improvements                Over the term of the lease
                                                               period

               Statement No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Dispossed Of" requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets is less than the asset's carrying amount.

               The Group periodically assesses the recoverability of the carrying amount of property and equipment and provides for any impairment loss based upon the difference between the carrying amount and fair value of such assets. In the period ended June 30, 2000 the Group has recognized an impairment loss on machinery and industrial equipment in the amount of $ 288.

                                                             SALSA DIGITAL GROUP
NOTES TO COMBINED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

          h.   Retirement Savings Plan

               The Group maintained a retirement savings plan (401(k) Plan) covering all nonunion full-time employees with six months of service. Contributions to the 401(k) Plan are at the discretion of the employee subject to the terms of the 401(k) Plan with a portion of the contribution matched at the discretion of the Group. There was approximately $ 10, $ 65 and $ 74 in expenses under the 401(k) Plan for the years ended December 31, 1997, 1998 and 1999, respectively.

          i.   Income taxes:

               Since the Group was formed as a limited partnership, and not as a stand-alone taxable entity, the income and deductions of the Group for tax purposes are included in tax returns of the individual partners. Therefore, no provision for income tax is included in the accompanying combined financial statements with respect to the U.S. Partnership, except for the companies in Japan and Brazil and the branch in Belgium, which were immaterial.

          j.   Revenue recognition

               Revenues from sales of products are recognized upon shipment provided that no significant vendor obligations remain and collection is deemed probable.

               Deferred revenues include unearned amounts billed to customers but not recognized as revenues.

          k.   Warranty costs:

               The Group provides a warranty for up to six months, at no extra charge. A provision which to date has been insignificant is recorded for probable costs, in connection with warranties, based on the Group experience (in respect of most of these costs the Group has warranties from its suppliers).

          l.   Research and development costs:

               Research and development costs are charged to expenses as incurred.

          m.   Advertising costs:

               The Group expenses advertising costs, as incurred. Advertising expenses for the years ended December 31, 1997, 1998 and 1999, were $ 2,003, $ 1,197 and $ 1,255 respectively.

                                                             SALSA DIGITAL GROUP
NOTES TO COMBINED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


          n.   Concentrations of credit risk:

               SFAS No. 105, "Disclosure of Information About Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk", requires disclosure of any significant off-balance-sheet and credit risk concentrations. The Group has no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

               Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, long-term trade receivables and trade receivables. Cash and cash equivalents are deposited with major banks mainly in the U.S. Management believes that the financial institutions that hold the Group's cash and cash equivalents are financially sound, and, accordingly, minimal credit risk exists with respect to these financial instruments. The Group's trade receivables are mainly derived from sales to customers in the United States, Asia and Europe. The Group has adopted credit policies and standards intended to accommodate industry growth and inherent risk. Management believes that credit risks are moderated by the diversity of its end customers. The Group performs ongoing credit evaluations of its customers' financial condition and requires collateral as deemed necessary. In management's estimation, the allowance for doubtful accounts adequately covers anticipated losses in respect of its trade receivables credit risks. The allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection.

          o.   Fair value of financial instruments:

               SFAS No. 107, "Disclosure About Fair Value of Financial Instruments" requires disclosures about the fair value of financial instruments. The estimated fair value of financial instruments has been determined by the Group, using available market information and valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein may not be indicative of the amounts that the Group could realize in a current market exchange. The use of different market assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

               The carrying values of cash and cash equivalents, trade receivables, short-term bank credit and trade payables approximate fair values due to the short-term maturities of these instruments. The carrying amount of the Group's long-term trade receivables approximates its fair value. The fair value was estimated using discounted cash flow analysis, based on the Group's incremental rates for similar types of investment arrangements.

                                                             SALSA DIGITAL GROUP
NOTES TO COMBINED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


          p.   Impact of recently issued accounting standards:

               In June 1998, the Financial Accounting Standards Board issued SFAS No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133") and its amendments Statements 137 and 138 in June 1999 and June 2000, respectively. These statements establish accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. These statements also require that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a business must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. The FASB has issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133". The Statement defers for one year the effective date of SFAS No. 133. The rule will apply to all fiscal quarters of all fiscal years commencing after June 15, 2000. The Group does not expect the impact of this new statement on the Group's combined balance sheets or results of operations, to be material.

               In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) 101, "Revenue Recognition in Financial Statements", as amended, which provides guidance related to revenue recognition based on interpretations and practices followed by the SEC. SAB 101 was effective the fourth fiscal quarter of 2000 and requires companies to report any changes in revenue recognition as cumulative change in accounting principle at the time of implementation in accordance with APB 20, "Accounting Changes". The Group has considered the effect of adoption of SAB101. Such adoption of SAB 101 will not have a material effect on the combined financial position or results of operations of the Group.

          q.   Interim financial information:

               The financial statements include the unaudited combined balance sheet as of June 30, 2000, the statement of changes in partners' account for the six months ended June 30, 2000 and the combined statements of operations and cash flows for the six months ended June 30, 1999 and 2000. In the opinion of management, such financial information has been prepared on the same basis as the annual financial statements and includes all adjustments (consisting only of normal recurring adjustments), which the Group considers necessary for a fair presentation of the financial position at such date, and the operating results and cash flows for the respective periods. Results for the interim period are not necessarily indicative of the results to be expected for the entire year.

                                                             SALSA DIGITAL GROUP
NOTES TO COMBINED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 3:-  OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

                                                               DECEMBER 31,
                                                          ---------------------
                                                             1998        1999
                                                          ---------    -------

          Government authorities                          $      50    $    21
          Advances to suppliers                                 463        463
          Prepaid expenses                                      330         84
          Other                                                 221        171
                                                          ---------    -------

                                                          $   1,064    $  739
                                                          =========    =======


NOTE 4:-  INVENTORIES

                                                   DECEMBER 31,
                                              ------------------------ JUNE 30,
                                                 1998        1999       2000
                                              -----------  -------   ----------
                                                                      UNAUDITED
                                                                     ----------

          Raw materials                       $   2,941    $ 1,945     $  2,059
          Work-in-progress                        1,598        221          181
          Finished products                       2,766      3,578        1,605
                                              -----------  -------     --------

                                              $   7,305    $ 5,744     $  3,844
                                              ===========  =======     ========


NOTE 5:-  PROPERTY AND EQUIPMENT

                                                                  DECEMBER 31,
                                                             -------------------
                                                               1998         1999
                                                             --------   --------
          Cost:
          Machinery and industrial equipment                 $  2,884   $  4,218
          Office furniture and equipment                           27         37
          Leasehold improvements                                   10         11
                                                             --------   --------

                                                                2,921      4,266
                                                             --------   --------
          Accumulated depreciation:

          Machinery and industrial equipment                    1,093      1,707
          Office furniture and equipment                           10         18
          Leasehold improvements                                    3          5
                                                             --------    -------

                                                                1,106      1,730
                                                             --------    -------

          Depreciated cost                                   $  1,815    $ 2,536
                                                             ========    =======

                                                             SALSA DIGITAL GROUP
NOTES TO COMBINED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 6:-  ACCRUED EXPENSES AND OTHER LIABILITIES


                                                                                DECEMBER 31,
                                                                      --------------------------
                                                                         1998              1999
                                                                      --------          --------
           Employees and payroll accruals                               $  136            $  259
           Government authorities                                          247               267
           Deferred revenues                                               463               116
           Warranty and installation                                       311               400
           Provision for legal settlement (1)                              850               850
           Accrued expenses                                                596               505
                                                                      --------          --------

                                                                      $  2,603          $  2,397
                                                                      ========          ========


          (1) This was a result of a legal settlement, which awarded a third party in the amount of $850 thousands, which are included in General and Administrative expenses in the year ended December 31, 1998.

NOTE 7:-  CONTINGENT LIABILITIES

          From time to time, the Group may have certain contingent liabilities that arise in the ordinary course of its business activities. The Group accounts for contingent liabilities when it is probable that future expenditures will be made and such expenditures can be reasonably estimated. In the opinion of management, based on consultations with its legal advisors, there are no pending claims of which the outcome is expected to result in a material adverse effect on the financial position or the results of operations or cash flows of the Group.


NOTE 8:-  RELATED PARTY TRANSACTIONS

          The Group incurred management fees charged by its general partner, which consist of executive salaries and income tax liability reimbursements made to the unit holders who are also executives. Management fees in the amounts of approximately $ 352, $ 398 and $ 642, are included in general and administrative expenses for the years ended December 31, 1997, 1998 and 1999, respectively.

          On March 1, 2000, upon the sale of the non-inkjet division to a third party, the Group entered into an agreement with the partners for the lease of the office and manufacturing space of the Group in the U.S. Lease expenses for the four months ended June 30, 2000 which are included in general and administrative expenses are in the amount of $ 122. Prior to that, the Group used the facility at no charge.

          Financial expenses presented in the combined statements of operations consist of interest to partners in respect of partners' account, calculated at an annual rate of 6%. Amounts of long-term liabilities attributed to the carved out partnership were retained by the parents and thus included in the partners' account.

                                                             SALSA DIGITAL GROUP
NOTES TO COMBINED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 9:-  REPORTABLE SEGMENTS DATA

          Summary information about geographic areas:

          The Group consists of one reportable segment (See note 1 for a brief description of the Group's operations).

          This data is presented in accordance with SFAS 131 "Disclosures About Segments of an Enterprise and Related Information", which the Group has retroactively adopted for all periods presented.

          The following presents total revenues for the years ended December 31, 1997, 1998 and 1999 and for the six months ended June 30, 2000, and long-lived assets as of December 31, 1997, 1998 and 1999 and as of June 30, 2000, based on the country of domicile:

                                  DECEMBER 31,
            ------------------------------------------------------        JUNE 30,
                    1997             1998               1999               2000
            ----------------- -----------------  -----------------  -------------------
                                                                         UNAUDITED
                                                                    -------------------
                     LONG-              LONG-             LONG-                LONG-
            TOTAL    LIVED    TOTAL     LIVED    TOTAL    LIVED     TOTAL      LIVED
            REVENUES ASSETS   REVENUES  ASSETS   REVENUES ASSETS    REVENUES   ASSETS
            -------- -------- --------  -------  -------  --------  --------   --------
Asia        $     -  $     -  $ 2,690   $    68  $ 3,367  $    69   $  2,311   $     65
America      12,932    1,507   21,354     1,783   27,753    2,505     12,935      2,189
Europe          117       12      862        11    1,950       15      2,252         15
            -------- -------- --------  -------  -------  --------  --------   --------

            $13,049  $ 1,519  $24,906   $ 1,862  $33,070  $ 2,589   $ 17,498   $  2,269
            ======== ======== ========  =======  =======  ========  ========   ========



                                  ------------

      UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

      The following Unaudited Pro Forma Combined Condensed Balance Sheet at June 30, 2000 gives effect to the acquisition of Salsa Digital Group ("The Group" or "Salsa") by Nur Macroprinters Ltd. and its subsidiaries ("Nur" or "the Company") on July 3, 2000, as if it had occurred at that date. The following Unaudited Pro Forma Combined Condensed Statements of Operations for the year ended December 31, 1999 and for the six months period ended June 30, 2000 give effect to the acquisition as if it had occurred on January 1, 1999. The pro forma financial statements give effect to the acquisition using the "purchase" method of accounting after giving effect to the Pro Forma adjustments described in the accompanying notes; the purchase price, including transaction costs has been allocated to the acquired assets and liabilities of the Group (including in process Research and Development) based on their estimated fair values at the date of acquisition. The excess of the consideration paid by Nur in the acquisition over the fair value of the Group's identifiable assets and liabilities has been recorded as goodwill.

      This pro forma information should be read in conjunction with the respective audited consolidated historical financial statements (including notes thereto) of Nur and the Group, for the year ended December 31, 1999 and for the six months period ended June 30, 2000, appearing elsewhere herein.

      The following information is not necessarily indicative of the future financial position or operating results of the combined company or the financial position or operating results of the combined company had the acquisition occurred at the dates indicated. The pro forma adjustments are based on available financial information and certain estimates and assumptions that the Company believes are reasonable and that are set forth in the notes to the unaudited pro forma combined financial information.


We have undertaken an independent study to identify and determine the fair value of the Group's intangible assets (as for the allocation of the purchase price see Note c).

                                  NUR MACROPRINTERS LTD. AND SALSA DIGITAL GROUP

UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS





                                                                        JUNE 30, 2000
                                               --------------------------------------------------------
                                                                       PRO FORMA             PRO FORMA
                                                   NUR       SALSA    ADJUSTMENTS    NOTE     COMBINED
                                               ---------- ---------- ------------ ---------- ----------
  ASSETS

CURRENT ASSETS:
Cash and cash equivalents                         $ 8,295    $ 1,726    $  (962)      2a      $ 9,059
Trade receivables                                  22,437      5,948         --                28,385
Other accounts receivable and
prepaid expenses                                    5,640        542         --                 6,182
Inventories                                        12,106      3,844         --                15,950
                                               ---------- ---------- ----------              --------
Total current assets                               48,478     12,060       (962)               59,576
                                               ---------- ---------- ----------              --------
LONG-TERM INVESTMENTS:
Investments and other non-current assets            1,162         53         --                 1,215
Severance pay fund                                    614         --         --                   614
                                               ---------- ---------- ----------              --------
Total long-term investments                         1,776         53         --                 1,829
                                               ---------- ---------- ----------              --------
PROPERTY AND EQUIPMENT, NET                         2,695      2,216         --                 4,911
                                               ---------- ---------- ----------              --------
GOODWILL AND OTHER INTANGIBLE
ASSETS, NET                                            21         --     17,439       2e       17,460
                                               ---------- ---------- ----------              --------
Total assets                                      $52,970    $14,329    $16,477               $83,776
                                               ========== ========== ==========              ========


                                  NUR MACROPRINTERS LTD. AND SALSA DIGITAL GROUP

UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                                        JUNE 30, 2000
                                            -----------------------------------------------------------
                                                                    PRO FORMA                PRO FORMA
                                                   NUR     SALSA    ADJUSTMENTS      NOTE     COMBINED
                                            ----------  ---------- ------------   ---------- ----------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short term bank credit                        $ 4,675     $    --    $    --                 $ 4,675
Current maturities of long-term loans             762          --      5,000          2a       5,762
Trade payables                                  8,951       2,090         --                  11,041
Accrued expenses and other liabilities         10,160       2,146        395          2c      12,701
Advances from customers                           605       1,037         --                   1,642
                                             --------     -------    -------                 -------

Total current liabilities                      25,153       5,273      5,395                  35,821
                                             --------     -------    -------                 -------

LONG TERM LIABILITIES:
Long-term loans                                 1,237          --     15,000          2a      16,237
Long-term liabilities                             147          --         --                     147
Accrued severance pay                             853          --         --                     853
                                             --------     -------    -------                 -------

Total long-term liabilities                     2,237          --     15,000                  17,237
                                             --------     -------    -------                 -------

SHAREHOLDERS' EQUITY:
Share capital                                   3,138          --        164          2d       3,302
Additional paid-in capital                     19,919          --      9,274          2d      29,193
Accumulated other comprehensive loss             (458)         --         --                    (458)
Retained earnings (accumulated deficit)         2,981          --     (4,300)         2d      (1,319)
Partner's account                                  --       9,056     (9,056)         2d          --
                                             --------     -------    -------                 -------

Total shareholders' equity                     25,580       9,056     (3,918)                 30,718
                                             --------     -------    -------                 -------

Total liabilities and shareholders' equity    $52,970     $14,329    $16,477                 $83,776
                                             ========     =======    =======                 =======

                                  NUR MACROPRINTERS LTD. AND SALSA DIGITAL GROUP

UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                                            SIX MONTH ENDED JUNE 30, 2000
                                                         ---------------------------------------------------------------------
                                                                                            PRO FORMA                 PRO FORMA
                                                              NUR              SALSA       ADJUSTMENTS    NOTE        COMBINED
                                                         ----------           -------      -----------    ----      ----------


Sales                                                    $   45,627           $17,498      $    --                   $  63,125
Cost of sales                                                23,580            10,462           --                      34,042
                                                         ----------           -------      -------                  ----------

Gross profit                                                 22,047             7,036           --                      29,083
                                                         ----------           -------      -------                  ----------

Operating expenses:
  Research and development expenses, net                      3,847               591           --                       4,438
  Selling and marketing expenses, net                         7,338             3,679           --                      11,017
  General and administrative expenses                         4,184             1,762           61         2g            6,007
  Impairment of property and equipment                           --               288           --                         288
  Amortization of goodwill and other
   intangible assets                                             --                --        1,453         2e            1,453
                                                         ----------           -------      -------                  ----------

Total operating expenses                                     15,369             6,320        1,514                      23,203
                                                         ----------           -------      -------                  ----------

Operating income (loss)                                       6,678               716       (1,514)                      5,880

Financial income (expenses), net                               (375)               45           --                        (330)
Other income, net                                                 8                --           --                           8
                                                         ----------           -------      -------                  ----------

Income before taxes on income                                 6,311               761       (1,514)                      5,558
Taxes on income (tax benefit)                                   525                34          (37)        2h              522
                                                         ----------           -------      -------                  ----------

Income after taxes on income                                  5,786               727       (1,477)                      5,036
Equity in losses of affiliates, net                            (140)               --           --                        (140)
                                                         ----------           -------      -------                  ----------

Net income (loss) for the period                         $    5,646           $   727      $(1,477)                   $  4,896
                                                         ==========           =======      =======                  ==========

EARNINGS PER SHARE:
Basic earnings per share                                       0.46                --        (0.08)                       0.38
                                                         ==========           =======      =======                  ==========

Diluted earnings per share                                     0.40                --        (0.07)                       0.33
                                                         ==========           =======      =======                  ==========

Weighted average number of shares used
in computing basic EPS                                   12,145,662                --      666,667                  12,812,329
                                                         ==========           =======      =======                  ==========

Weighted average number of shares used
in computing diluted EPS                                 14,164,349                --      666,667                  14,831,016
                                                         ==========           =======      =======                  ==========

                                  NUR MACROPRINTERS LTD. AND SALSA DIGITAL GROUP

UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                                        YEAR ENDED DECEMBER 31, 1999
                                                     -------------------------------------------------------------------------
                                                                                  PRO FORMA                          PRO FORMA
                                                     NUR             SALSA       ADJUSTMENTS      NOTE                COMBINED
                                                     ---             -----       -----------      ----                --------
Sales                                         $     60,719         $33,070    $         --                        $   93,789
Cost of sales                                       31,784          19,556              --                            51,340
                                                ----------      ----------      ----------                        ----------

Gross profit                                        28,935          13,514              --                            42,449
                                                ----------      ----------      ----------                        ----------

Operating expenses:
  Research and development expenses, net             4,809           1,844              --                             6,653
  Selling and marketing expenses, net                9,485           5,053              --                            14,538
  General and administrative expenses                6,275           6,402             366          2g                13,043
  Amortization of goodwill and other
   intangible assets                                    --              --           2,906          2e                 2,906
                                                ----------      ----------      ----------                        ----------

Total operating expenses                            20,569          13,299           3,272                            37,140
                                                ----------      ----------      ----------                        ----------

Operating income                                     8,366             215          (3,272)                            5,309

Financial expenses, net                               (683)           (202)             --                              (885)
Gain on marketable securities                           67              --              --                                67
Other income, net                                      176              --              --                               176
                                                ----------      ----------      ----------                        ----------

Income before taxes on income                        7,926              13          (3,272)                            4,667
Taxes on income (tax benefit)                          798              45             (56)         2h                   787
                                                ----------      ----------      ----------                        ----------

Income (loss) after taxes  on income                 7,128             (32)         (3,216)                            3,880
Equity in earnings of affiliates, net                   75              --              --                                75
Minority interest in earnings of subsidiary            (28)             --              --                               (28)
                                                ----------      ----------      ----------                        ----------

Net income (loss) for the year                $      7,175         $   (32)    $    (3,216)                       $    3,927
                                                ==========      ==========      ==========                        ==========


EARNINGS PER SHARE:
Basic earnings per share                              0.64              --           (0.31)                             0.33
                                                ==========      ==========      ==========                        ==========

Diluted earnings per share                            0.56              --           (0.27)                             0.29
                                                ==========      ==========      ==========                        ==========

Weighted average number of shares used
in computing basic EPS                          11,181,137              --         666,667                        11,847,804
                                                ==========      ==========      ==========                        ==========

Weighted average number of shares used
in computing diluted EPS                        12,722,600              --         666,667                        13,389,267
                                                ==========      ==========      ==========                        ==========


                                  NUR MACROPRINTERS LTD. AND SALSA DIGITAL GROUP

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 1:   BASIS OF PRESENTATION

          The pro forma statements are presented for informational purposes only and do not give effect to any potential cost savings or other synergies that could result from the acquisition of the Group. Plans are in development to integrate the operations of the combined companies. These plans may involve certain costs. Nur management believes that these costs, if any, will be immaterial to the Company's financial position and/or result of operations.



NOTE 2:   PRO FORMA ADJUSTMENTS AND ASSUMPTIONS

          One. Nur has financed the cash portion of the acquisition through commercial bank loans.

               The pro forma adjustments to the balance sheet reflect the cash received and consideration paid at the time of closing as well as other actual and estimated acquisition costs as follows:



                Loans received from banks                            $  20,000
                Cash paid in consideration of the acquisition          (20,000)
                Actual and estimated acquisition expenses                 (400)
                Actual and estimated issuance expenses                    (562)
                                                                    -----------

                                                                       $  (962)
                                                                    ===========




         b.    Acquisition of In-Process Research and Development

               Pursuant to the sale agreement between Salsa and Nur, Nur acquired all assets and assumed certain liabilities of Salsa Digital Group. For accounting purposes, the transaction will be accounted for under the purchase method.

               Salsa is engaged in the development, manufacturing and selling of digital printing systems for on-demand, short-run, wide format and super wide format printing, and also in selling of related consumable products. Salsa devotes substantial resources to research and development ("R&D") activity in the normal course of its business.

               An independent third party appraisal company conducted a valuation of Salsa's intangible assets. These intangibles include current technology, in-process research and development ("IPR&D"), the customer list and the workforce in-place. The valuation of intangibles included $9,672 for existing technology, $4,300 for IPR&D, $3,094 for the customer list and $1,478 for the workforce. The excess of the purchase price over the fair value of identifiable

                                  NUR MACROPRINTERS LTD. AND SALSA DIGITAL GROUP

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


               tangible and intangible assets of $3,195 will be allocated to goodwill. Intangible assets will be amortized over periods of 5, 7 and 10 years (see Note e). The fair value of the IPR&D, which relates to Salsa II 2400/5000 and Bit Fire Down printer research projects, will be recorded as an R&D expense in the third quarter of 2000, in which the acquisition was completed. This expense has not been included in the pro-forma combined condensed statement of operations as it does not represent a continuing expense.

               The valuation of the current technology and the IPR&D was determined using the income approach. The income approach reflects the present value of the operating cash flows generated by the products after taking into account the cost to realize the revenue, the relative risk of offering the product, and an appropriate discount rate to reflect the time value of invested capital. Revenue and expense projections as well as technology assumptions were prepared through 2005 based on information provided by Salsa's management. The projected cash flows were discounted using 25% and 27% discount rates. In determining the discount rate for Salsa, we calculated the weighted average cost of capital for a company similar to Nur which was determined to be approximately 15%. To account for the additional risks associated with Salsa's IPR&D, we used discount rates of 25% and 27%.The valuation of the IPR&D was performed separately using the income approach. Each project was analyzed to determine the technological innovations included; the utilization of core technology; the complexity, cost and time to complete development. The percentage of completion ratio was estimated based on the complexity factors for each in-process development project to achieve technological feasibility.

               The value assigned to IPR&D relates mainly to two research projects: Salsa II 2400/5000 and the Bit Fire Down printer. These technologies have not yet reached technological feasibility nor have any alternative future use. Salsa II 2400/5000 are both intended to be entry-level wide format digital printers. They are targeting the market that requires a higher quality image with lower numbers of prints. The major development efforts include completion of design verification for a new material handling system and integration. The project is approximately 90% complete with an initial release date expected to occur during the forth quarter of 2000. The risks in development included the product's potential failure to meet costs requirements and failure to achieve adequate print quality. The Bit Fire Down printer will incorporate significantly new functions. This project is estimated to be 50% complete and is expected to reach technological feasibility in the third quarter of 2001. The risks in developments include potential failure to meet costs requirements, failure to develop a workable head orientation and failure to achieve adequate print quality.

                                  NUR MACROPRINTERS LTD. AND SALSA DIGITAL GROUP

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


         c.    Allocation of purchase price

               The following represents the allocation of the purchase price to the acquired assets and liabilities of the Group at June 30, 2000.


                Assets acquired:
                Current assets                                       $  12,060
                Long-lived assets                                        2,269
                Goodwill and other intangible assets (see e follows)    17,439
                IPR&D (see b above)                                      4,300
                Current liabilities assumed                             (5,273)
                Other liabilities not purchased in Brazil                 (395)
                                                                     ---------

                Purchase price                                       $  30,400
                                                                     =========


         d. The adjustments reflect the additions to Nur's shareholders' equity and IPR&D:


                Issuance of 666,667 shares of Nur                       $  164
                                                                     =========

                Additional paid-in capital                            $  9,836
                Actual and estimated issuance expenses                    (562)
                                                                     ---------

                Additional paid-in capital, net                       $  9,274
                                                                     =========

                Elimination of partners' account                     $  (9,056)
                                                                     =========

                Write off of IPR&D (included in retained earnings)   $  (4,300)
                                                                     =========



         e.    Amortization of goodwill and other intangible assets

               The purchase price for the Salsa's acquisition amounted to $30,400 (out of which $20,000 was paid in cash and $10,000 was paid in 666,667 ordinary shares of Nur), of which $21,739 is allocated to intangible assets including goodwill.

               Nur plans to amortize the intangible assets and goodwill associated with the acquisition of the Group over periods of 5, 7 and 10 years.

               The pro forma adjustments to the Statements of Operations reflect amortization of the intangible assets and goodwill as if the transaction had occurred on January 1, 1999.

                                  NUR MACROPRINTERS LTD. AND SALSA DIGITAL GROUP

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                           AMORTIZATION   AMORTIZATION
                 INTANGIBLE                 AMORTIZATION   EXPENSE PER    EXPENSE PER
                   ASSETS          AMOUNT       PERIOD         ANNUM        SIX MONTH
               ---------------  -----------  ----------   -------------  -------------


               Current product/
               technology         $ 9,672         5          $1,934      $  967
               Work force           1,478         7             211         106
               Customer list        3,094         7             442         221
               Goodwill             3,195        10             319         159
                                  -------                    ------      ------

                                  $17,439                    $2,906      $1,453
                                  =======                    ======      ======



         f.    Calculation of purchase price:


               Cash                                          $    20,000
               Issuance of 666,667 shares of Nur (1)              10,000
               Estimated professional fees and other direct
               transaction costs                                     400
                                                             -----------

                                                             $    30,400
                                                             ===========


               (1) Average market price of each Nur share $ 15.


         g.    Lease expenses:

               Since March 2000 the Group started paying lease expenses to the former owners of Salsa in the amount of $30.5 thousands per month. Previously, the Group used the property with no extra charge. The adjustments reflects the lease expenses of the Group as if it was leased since January 1999.

         h.    Taxes on income:

               Since the acquired Group was formed as a limited partnership and not as a stand-alone taxable entity, the income deductions of the Group for tax purposes are included in the tax returns of the individual partners.
               The adjustments reflect the tax expenses of the acquired
               Group on a stand alone basis as if it was purchased in January 1, 1999.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          NUR MACROPRINTERS LTD.


Date: October 12, 2000                    By: /s/ Erez Shachar
                                              ---------------------------
                                          Name: Erez Shachar
                                          Title: Chief Executive Officer